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SEC 08031948 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53342

SEC Mail Processing Section

MAY 3 0 2008

Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARRETTO SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Delaware Avenue
(No. and Street)

Buffalo, (City) New York (State) 14209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert DiGiulio (716) 883-2310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Albert DiGiulio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barretto Securities, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

Chief Compliance Officer

Title

Notary Public

TODD A. OGEEN
Notary Public - State of New York
Reg. No. 01OG6145718
Qualified in Erie County
My Commission Expires May 8, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETTO SECURITIES, INC.

Financial Statements and Supplemental Schedule

Year ended March 31, 2008

(With Independent Auditor's Report and
Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Barretto Securities, Inc.:

We have audited the following financial statements of Barretto Securities, Inc. (the Company) for the year ended March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Barretto Securities, Inc. at March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Barretto Securities, Inc. as of March 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
April 30, 2008

BARRETTO SECURITIES, INC.
Statement of Financial Condition
March 31, 2008

Assets

Cash	$	10,364
Accounts receivable		4,500
Investments at market value - mutual funds		2,191
	$	17,055

Liabilities and Stockholder's Equity

Accrued expenses		2,035
Stockholder's equity:		
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		40,994
Accumulated deficit		(26,074)
Total stockholder's equity		15,020
Total liabilities and stockholder's equity	$	17,055

See accompanying notes to financial statements.

BARRETTO SECURITIES, INC.
Statement of Operations
Year ended March 31, 2008

Income:	
Commissions	$ 274,018
NASD distribution	35,000
Total income	309,018
Expenses:	
Commission expense	233,834
Professional fees	12,664
Regulatory fees	4,131
Medical reimbursement officer	11,291
Insurance expense	964
Rent	6,000
Travel	19,099
Office expense	11,803
Other	10,536
Total expenses	310,322
Net loss	$ (1,304)

See accompanying notes to financial statements.

BARRETTO SECURITIES, INC.
Statement of Cash Flows
Year ended March 31, 2008

Cash flows provided by operating activities:		
Net loss	$	(1,304)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Accounts receivable		(4,500)
Accrued expenses		35
Net cash used in operating activities		(5,769)
Cash flows from investing activities - increase in investments		(2,191)
Cash flows from financing activites - stockholder contributions		7,394
Net decrease in cash		(566)
Cash at beginning of year		10,930
Cash at end of year	$	10,364

See accompanying notes to financial statements.

BARRETTO SECURITIES, INC.
Statement of Stockholder's Equity
Year ended March 31, 2008

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at April 1, 2007	$ 100	33,600	(24,770)	8,930
Net loss	-	-	(1,304)	(1,304)
Change in additional paid-in-capital	-	7,394	-	7,394
Balances at March 31, 2008	$ 100	40,994	(26,074)	15,020

See accompanying notes to financial statements.

BARRETTO SECURITIES, INC.
Notes to Financial Statements
March 31, 2008

(1) Organization and Summary of Significant Accounting Policies

(a) Organization
Barretto Securities, Inc. (the Company), is engaged principally in the sale of mutual fund investments and financial planning services.

(b) Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash
Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(e) Income Taxes
The Company is liable for Federal and State income taxes on any taxable income generated. For tax return purposes, the Company has $25,014 of net operating loss carryforwards as of March 31, 2008.

(2) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At March 31, 2008, the Company's net capital and excess net capital were $10,520 and $5,520, respectively. The ratio of aggregate indebtedness to net capital was approximately .19 to 1.

(3) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

BARRETTO SECURITIES, INC.
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
As of March 31, 2008

Total stockholder's equity from statement of financial condition	$	15,020
Non-allowable assets from statement of financial condition		(4,500)
Less haircuts on securities		-
Net capital		10,520
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	5,520
Aggregate indebtedness	$	2,035
Ratio-Aggregate indebtedness to net capital		.19 to 1

There are no material differences between the audited computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Company's corresponding unaudited most recent Form X-17A-5, Part II A filing.

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

The Board of Directors
Barretto Securities, Inc.:

In planning and performing our audit of the financial statements of Barretto Securities, Inc. (the Company) for the year ended March 31, 2008 (on which we issued our report dated April 30, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co., P.C.

Williamsville, New York
April 30, 2008

END